SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._)*

Brownshire Holdings, Inc.
(Name of Issuer)

Common Stock, par Value $.001 per share
(Title of Class of Securities)

116136 10 2
(CUSIP Number)

Steven G. Black
10939 N. Alpine Hwy
PMB 114
Highland, UT 84003
(801) 636-0001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 116136 10 2

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Steven G. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 20,000,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 20,000,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 116136 10 2

SCHEDULE 13D

Item 1. Security and Issuer. Common Stock, par value $.001 per share (the “Common Stock”) of Brownshire Holdings, Inc. whose principal executive offices are located at 10939 N. Alpine Hwy, PMB 114, Highland, UT 84003 (the “Issuer”).

Item 2. Identity and Background.

(a)  Name:  Steven G. Black

(b)  Business Address:  10939 N. Alpine Hwy, PMB 114, Highland, UT 84003

(c)  Employment:  Partner in the law firm of Arnold & Black, Alpine, Utah

(d)  Criminal Proceedings:  None

(e)  Civil Proceedings:  None

(f)  Citizenship:  United States of America

Item 3. Source and Amount of Funds or Other Consideration. On January 20, 2009, Mr. Black purchased 20,000,000 shares of Common Stock of the Issuer from the Issuer for $20,000. The source of funding for this purchase was personal funds.

Item 4. Purpose of Transaction.

The 20,000,000 shares were purchased by Mr. Black for the purpose of acquiring control of the Issuer. In addition to acquiring the shares on January 20, 2009, Mr. Black was appointed a director of the Issuer and was appointed President, Chief Executive Officer, Secretary and Treasurer of the Issuer.

As reflected in the Issuer’s reports filed with the Securities and Exchange Commission, the Issuer currently has assets of nominal value and no revenue and is a “shell company” as defined pursuant to Rule 12b-2 under the Exchange Act.  Mr. Black intends to seek to cause the Issuer to acquire the assets or voting securities of one or more other companies that are actively engaged in a business that generates revenues in exchange for securities of the Issuer, or to be acquired by such a company.  As of the date of this Statement, the Issuer has not identified a particular acquisition target or entered into any negotiations regarding any such acquisition.

Mr. Black currently intends to seek quotation of the Issuer’s common stock on the OTC Bulletin Board within 90 days following the date of this Statement and to maintain the Issuer as a shell company until a merger or acquisition is consummated within the next 18 months.  In the event Mr. Black is unsuccessful in obtaining such quotation or a suitable merger or acquisition target, he will sell his shares to GDSC Acquisition, LLC, a shareholder and former controlling entity of the Issuer.  As reflected in the Issuer’s SEC reports, it currently anticipates that its cash requirements will be minimal until it completes such a merger or acquisition and that affiliates of Mr. Black will provide the financing that may be required for the Issuer’s limited operations prior to completing such a transaction.

The Issuer currently has no employees.  Mr. Black has agreed to allocate a portion of his time to the activities of the Issuer, without cash compensation.  He anticipates that the Issuer can implement its business plan by devoting a portion of his available time to the Issuer’s business affairs.

Item 5. Interest in Securities of the Issuer.

(a)  Mr. Black beneficially owns an aggregate of 20,000,000 shares of Common Stock, representing approximately 67% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s 8-K dated January 20, 2009 and filed with the SEC on January 21, 2009);

CUSIP No. 116136 10 2

SCHEDULE 13D

(b)  Mr. Black has the sole right to vote and dispose, or direct the disposition of the 20,000,000 shares of Common Stock owned by him;

(c)  Mr. Black purchased 20,000,000 shares of Common Stock effective January 20, 2009, from the Issuer for $20,000.

(d)  Other than Mr. Black, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20,000,000 shares of Common Stock owned by him.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 31, 2008, Steve Black entered into a Change of Control Agreement with the Issuer (the “Agreement”) in which the Issuer agreed to sell 20,000,000 shares of its common stock to Mr. Black for $20,000 and to restructure the management of the Issuer to include persons selected by Mr. Black. The closing of the Agreement occurred on January 20, 2009. As a result of the closing, Mr. Black acquired the 20,000,000 shares. At the closing, Norman S. Lynn resigned as a director and officer of the Issuer and Steven L. Rothstein resigned as President. The number of directors was increased to three persons and Mr. Black and Joseph Nemelka were appointed as directors of the Issuer. Mr. Black was also appointed as the President, Secretary and Treasurer of the Issuer.

In connection with the purchase of the 20,000,000 shares from the Issuer, Mr. Black entered into a lock-up agreement with 1st Orion Corp., a Utah corporation, and GDSC acquisitions, LLC, a Delaware limited liability company.  Each of the parties to the Lock-up Agreement agreed not to sell, grant an option to sell, pledge, transfer or otherwise agree to dispose of any interest in any shares owned by such party until the completion of a reverse acquisition with an operating entity.

Item 7. Material to be Filed as Exhibits.

	Incorporated by Reference				Filed Herewith
Exhibit Description	Form	File No.	Exhibit	Filing Date
Change of Control Agreement dated December 31, 2008	8-K	000-52266	10.1	1/5/09
Lock-up Agreement dated January 20, 2009					X

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 2009

/s/ Steven G. Black

Steven G. Black